Exhibit 99

                         Pro Forma Financial Statements
                    Central European Distribution Corporation
               Pro Forma Combined Condensed Financial Information

The unaudited pro forma condensed combined balance sheet information set for below for Central European Distribution (CEDC), AGIS S.A. (purchased on April 24, 2002) and Damianex S.A. (purchased on April 22, 2002) is presented as if these acquisitions had been completed on March 31, 2002. The unaudited condensed combined income statement for 2001 assumes the acquisitions were completed on January 1, 2001. The unaudited condensed combined income statement for the three-month period ended March 31, 2002 assumes the acquisitions were completed on January 1, 2002. The data is subject to the assumptions and adjustments in the accompanying notes to the pro forma balance sheets and income statements. CEDC has accounted for the acquisitions of Damianex S.A. and AGIS S.A. as purchases in accordance with SFAS 141. Pro forma financial information for CEDC and Damianex S.A. and CEDC and AGIS S.A. as of December 31, 2001 have been included in Form 8-K reports filed with the Securities and Exchange Commission.

The pro forma information does not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements and therefore should be read in conjunction with the historical financial statements of CEDC included in its Annual 2001 Report on Form 10K, and its first quarter 2002 Report on Form 10Q and the historical financial statements of Damaniex S.A. and AGIS S.A. included in Form 8-K's which are on file with the Securities and Exchange Commission.

The pro forma adjustments do not reflect operating efficiencies and cost savings that may be achievable with respect to the newly acquired companies. The pro forma adjustments do not include any adjustments to the historical operating data for future changes in selling prices, or operating efficiencies which may arise.

A final determination of required purchase accounting adjustments, including the allocation of the purchase price to the assets acquired and liabilities assumed based on their respective estimated fair values, will be made after completion of the escrow period on August 31, 2002 (applicable to the Damianex acquisition), upon final adjustments of the AGIS S.A. purchase price related to old AGIS accounts receivable and upon receipt of independent valuations for both acquisitions. Accordingly, the purchase accounting adjustment(s) and the following pro forma condensed combined balance sheet and income statement information may be revised. CEDC currently knows of no events that would require a substantial change to the preliminary purchase price allocation.

The pro forma financial information is presented for illustrative purposes only and is not intended to be indicative of the financial position and operating results that would have occurred if the acquisitions had been consummated in accordance with the assumptions set forth below nor is it intended to be a forecast of future operating results or financial position.

                   Central European Dustribution Corporation
        Unaudited Pro Forma Condensed Combined Balance Sheet Information
                                 March 31, 2002
                Amounts in columns expressed in thousands of USD

                                                                                                                          Total
                                                                                    Damianex        AGIS S.A,          Pro Forma
                                  Historical         Historical      Historical        S.A.         Pro Forma          CEDC with
                                     CEDC           Damianex S.A.     AGIS S.A.     Pro Forma        Adjust-         AGIS S.A. and
                                     (A1)              (A5)             (A3)       Adjustments        ments          DAMIANEX S.A.
                                --------------     -------------------------------------------------------------    ---------------
ASSETS
Current Assets
Cash and cash equivalents            $ 9,707               $451            $219   D    2,500     D    1,800              $  9,935
                                                                                  D    4,638     D    2,768
                                                                                  D      137     B1  (4,830)
                                                                                  B2  (7,455)
Accounts receivable, net              28,888              6,497           6,755                                            42,140
Inventories                           12,083              4,550           3,495                                            20,128
Deferred income taxes and
other current assets                   2,777                230             134   C2     190     C1     160                 3,491
                                -------------      -------------------------------------------------------------    ---------------
                                      53,455             11,728          10,603           10           (102)               75,694
Property, plant and
equipment, net                         3,309              1,497             572   C2     368                                5,746
Intangible assets, net                 2,872                  -               -                                             2,872
Goodwill, net                          9,687                  -               -   C2   5,664     C1   6,397                21,748
Deferred income taxes and
other assets                           1,437                180               -                                             1,617
                                -------------      -------------------------------------------------------------    ---------------
Total Assets                         $70,760            $13,405         $11,175      $ 6,042        $ 6,295              $107,677
                                =============      =============================================================    ===============
LIABILITIES AND STOCKHOLDERS'
EQUITY
Trade accounts payable               $25,844            $ 4,385         $ 6,207   C2     740     C1   1,412              $ 38,588
Bank loans and overdraft
facilities                             7,426              4,704           2,726                                            14,856
Income and other taxes payable           974                413             198                  F1     (42)                1,543
Other accrued liabilities              1,422                204             110                  F1     150                 1,886
Current portion of debt and
capital leases                         2,356                  -               -                                             2,356
                                -------------      -------------------------------------------------------------    ---------------
                                      38,022              9,706           9,241          740          1,520                59,229
Non-current deferred taxes                                                        C2      92                                   92
Long-term portion of debt and                                                     D    2,500     D    1,800
capital leases                         3,451                                  -                                             7,751
Temporary equity                                                                  B2   1,634                                1,634
Stockholders' Equity
Common stock                              55              1,739             229   E   (1,739)    E     (229)                   65
                                                                                  D        8     B        2
Additional paid-in-capital            23,356                  -               -   D    4,767     B    2,139                33,030
                                                                                                 D    2,768
Retained earnings                      7,943              1,992           1,807   E   (1,992)    E   (1,807)                7,943
Accumulated other
comprehensive income (loss)           (1,917)               (32)           (102)  E       32     E      102                (1,917)
Less Treasury shares                    (150)                 -               -                           -                  (150)
                                -------------      -------------------------------------------------------------    ---------------
                                      29,287              3,699           1,934        1,076          2,975                38,971
                                -------------      -------------------------------------------------------------    ---------------
Total Liabilities and
Stockholders' Equity                 $70,760            $13,405         $11,175      $ 6,042        $ 6,295              $107,677
                                =============      =============================================================    ===============

                    Central European Distribution Corporation
       Unaudited Pro Forma Condensed Combined Income Statement Information
                 For the three month period ended March 31, 2002
    Amounts in columns expressed in thousands of USD (except per share data)

                                                                                                                  Total
                                                                                                                Pro Forma
                             Historical    Historical     Historical          DAMIANEX       AGIS S.A.          CEDC with
                                CEDC        Damianex       AGIS S.A             S.A.         Pro Forma          AGIS S.A.
                                (A1)          (A5)            (A3)           Pro Forma      Adjustments            and
                                                                            Adjustments                          Damianex
                                                                                                                   S.A.
                             ----------    ----------     -----------------------------------------------------------------
Net sales                    $   42,650    $  17,554      $ 16,374                                               $76,578
Cost of goods sold,
excluding depreciation and
amortization                     36,771       15,565        15,614                                                67,950
                             ----------    ---------      --------------------------------------------------------------
                                  5,879        1,989           760                                                 8,628
Selling, general and
administrative expenses,                                                                      F1      (15)
excluding depreciation            3,920        1,451           555                            F1       54          5,965
Bad debt expense                    384           14           137                                                   535
Depreciation of tangible
fixed assets                        234           68            52           F2       2       F1       (6)           350
Amortization of
intangible assets                    43            -             -                                                    43

                             ----------    ---------      --------------------------------------------------------------
Operating income                  1,298          456            16                   (2)              (33)         1,735
Non-operating income
(expense)
Interest expense                   (237)        (147)         (132)          D      (30)      D       (19)          (565)
Other income (expense), net          20           44           200                            F1     (150)           114
                             ----------    ---------      --------------------------------------------------------------
Income before income taxes        1,081          353            84                  (32)             (202)         1,284
Income tax (expense) benefit       (299)         (88)          (57)          G        9       G        57           (378)
                             ----------    ---------      --------------------------------------------------------------
Net income                   $      782    $     265      $     27                $ (23)            $(145)       $   906
                             ==========    =========      ==============================================================

Net income per share of
common stock, basic          $     0.17                                                                          $  0.16
                             ==========                                                                          =======
Net income per share of
common stock, diluted        $     0.16                                                                          $  0.16
                             ==========                                                                          =======

                   Central European Distribution Corporation
       Unaudited Pro Forma Condensed Combined Income Statement Information
                      For the year ended December 31, 2001
    Amounts in columns expressed in thousands of USD (except per share data)

                                                                                                                          Total
                                                                                                                        Pro Forma
                                   Historical       Historical     Historical        DAMIANEX          AGIS S.A.        CEDC with
                                      CEDC           Damianex       AGIS S.A           S.A.            Pro Forma        AGIS S.A.
                                      (A2)           S.A (A6)         (A4)           Pro Forma        Adjustments     and DAMIANEX
                                                                                    Adjustments                           S.A.
                                  -----------      ----------     ----------------------------------------------------------------
Net sales                           $ 178,236         $78,977         $75,449                                            $332,662
Cost of goods sold, excluding
depreciation and amortization         154,622          70,262          69,649                                             294,533
                                  -----------      ----------     ----------------------------------------------------------------


Selling, general and                   23,614           8,715           5,800                                              38,129

administrative expenses,               16,445           6,008           2,703               F              (41)            25,331
excluding depreciation                                                                      F1             216
Bad debt expense                          711             218             106                                               1,035
Depreciation of tangible fixed
assets                                    841             258             165 F2         10 F1             (16)             1,258
Amortization of intangible assets         762               -               -                                                 762

                                  -----------      -----------    ----------------------------------------------------------------
Operating income                        4,855           2,231           2,826           (10)              (159)             9,743
Non-operating income (expense)
Interest expense                       (1,345)           (555)           (665)D        (106)D              (77)            (2,748)
Other income (expense), net               148              55             (14)            -                                   189
                                  -----------      ----------     ----------------------------------------------------------------
Income before income taxes              3,658           1,731           2,147          (116)              (236)             7,184
Income tax (expense) benefit           (1,132)           (520)           (650)G          33 G               66             (2,203)
                                  -----------      ----------     ----------------------------------------------------------------

Net income                          $   2,526         $ 1,211          $1,497         $ (83)             $(170)          $  4,981
                                  ===========      ==========     ================================================================

Net income per share of common
stock, basic                        $    0.58                                                                            $   0.90
                                  ===========                                                                         ============

Net income per share of common
stock, diluted                      $    0.57                                                                            $   0.90
                                  ===========                                                                         ============

                   Central European Distribution Corporation
    Notes to the Unaudited Pro Forma Condensed Combined Financial Information
               (Amounts in columns expressed in thousands of USD)

A. THESE COLUMNS REPRESENT THE HISTORICAL BALANCE SHEETS AND RESULTS OF OPERATIONS AS FOLLOWS:

   (1)-CEDC          - consolidated financial position and operating results as of and for the three month period end March 31, 2002

   (2)-CEDC          - consolidated operating results for the year ended
                       December 31, 2001

   (3)-AGIS S.A.     - historical financial position and operating results as of and for the three month period ended March 31, 2002

   (4)-AGIS S.A.     - historical operating results for the year ended December
                        31, 2001

   (5)-Damianex S.A. - historical financial position and operating results as of and for the three month period ended March 31, 2002

   (6)-Damianex S.A. - historical operating results for the year ended December
                       31, 2001

B. ACQUISTIONS

   (1). AGIS S.A.

   On April 24, 2002, the CEDC group purchased the outstanding shares of AGIS S.A. Total consideration for the acquisition consisted of the following:

   Cash consideration to stockholders                                   $ 4,568
   *172,676 shares of CEDC common stock                                   2,141

   Acquisition costs (estimated)                                            262
                                                                    -----------
                                                                        $ 6,971
                                                                    ===========
   * CEDC's common stock was valued at the average stock price a few days before and after the purchase intent was announced and the agreement terms were finalized. The shares issued are not registered and may not be sold without the consent of CEDC for six months subsequent to the acquisition date.

     (2). DAMIANEX S.A.

     On April 22, 2002, the CEDC group purchased the outstanding shares of Damianex S.A. Total consideration for the acquisition consisted of the following:

      Cash consideration to stockholders                                $ 7,138
      *152,996 shares of CEDC common stock                                1,634

      Acquisition costs (estimated)                                         317

                                                                    -----------
                                                                        $ 9,089
                                                                    ===========

                   Central European Distribution Corporation
   Notes to the Unaudited Pro Forma Condensed Combined Financial Information
               (Amounts in columns expressed in thousands of USD)

   * CEDC's common stock was valued at the average stock price a few days before and after the agreement terms were finalized. The shares issued are not registered and may not be sold without the consent of CEDC for one year subsequent to the acquisition date.

   The sellers were granted an option to sell the acquired CEDC stock ("Put Option") back to the Company at a price of $12.00 per share during the period from April 23, 2003 to April 29, 2003. The discount between the value of CEDC's stock and the option price will be accreted over the 12 months by a charge to retained earnings (reduction of earnings available to common stockholders when calculating earnings per share). If the put lapses, the shares will be transferred to equity at the accreted value. If the shares are purchased by the Company they will be treated as treasury shares. These shares have been disclosed in the pro forma condensed combined balance sheet as temporary equity above stockholders' equity. Prior to the exercise option period (April 23, 2003 to April 29, 2003) these shares will be considered in the calculation of diluted earnings per share (unless they are anti-dilutive).

   As part of the Agreement, approximately $3,200,000 was transferred to an escrow account. The funds in the escrow account will be paid to the sellers when CEDC receives approval from the Polish Government in regards to the ownership of the real estate element of the transaction (estimated to be approximately 3 months). If approval is not received, the real estate will be separated from the Company and sold to a mutually agreed upon third party for a mutually agreed price. As part of the sale of the real estate, a lease agreement would be established for a period of three to five years with the buyers which shall not exceed the market price applicable in the region. If the real estate is not sold within six months from the day the Polish Government informs the parties of its refusal, the funds in the escrow account will be transferred back to CEDC with 50% of the interest earned on the escrowed amount.

C. DETERMINATION OF GOODWILL
   (1) AGIS S.A.
   In connection with the preparation of the pro forma condensed combined balance sheet information at March 31, 2002, the book values of certain assets were adjusted to estimated fair values as follows:

    Cost of acquisition                                                 $ 6,971
    Historical net book value at March 31, 2002                           *(522)
    **Other current assets                                                 (160)
                                                                    -----------
    *** Other current liabilities                                           108
                                                                    -----------
    Preliminary goodwill                                                $ 6,397
                                                                    ===========

   * Assuming the AGIS acquisition was finalized on March 31, 2002, the historical net book of $1,934,000 has been reduced to reflect a dividend declared in April 2002 in regards to prior year earnings for the amount of approximately $1,412,000.

   ** Assuming the acquisition was finalized on March 31, 2002, the goodwill was adjusted to reflect the estimated acquired goodwill determined as of April 24, 2002.

   *** This amount relates to the elimination of deferred income (net of taxes) in regards to the sale of real estate. The $108,000 deferred gain will never be recognized in the consolidated financial statements of CEDC as it is pre-acquisition.

                    Central European Distribution Corporation
    Notes to the Unaudited Pro Forma Condensed Combined Financial Information
               (Amounts in columns expressed in thousands of USD)

   DETERMINATION OF GOODWILL (cont'd)

    Prior to the finalization of the business combination agreement all the real estate (land and buildings) and certain vehicles were sold to the former shareholders. CEDC believes fair market value of the remaining assets is equal to their carrying values, this will be confirmed upon finalization of the appraisal of business combination assets.

    (2) DAMIANEX S.A.

    The book values of certain assets of the Damianex S.A. acquisition were adjusted to estimated fair values as follows (assuming the Polish Government approves the real estate element of the transaction):

     Cost of acquisition                                                $ 9,089
     Historical net book value at March 31, 2002                         *2,959
     To increase land to estimated fair value                ***165

     To increase buildings to estimated fair value           ***203

     To record deferred taxes on increase of book values
     of land and buildings                                   ***(92)
     Other current assets                                     **190
                                                           --------
                                                                     -----------
     Preliminary goodwill                                                $5,664
                                                                     ===========

    * Assuming the Damianex acquisition was finalized on March 31, 2002, the historical net book has been reduced to reflect a dividend declared in April 2002 in the amount of $740,000.

    ** Assuming the acquisition was finalized on March 31, 2002, the goodwill was adjusted to reflect the estimated acquired goodwill determined as of April 22, 2002.

    *** Assuming the Polish Government approves the real estate element of the transaction.

    In accordance with SFAS 142, goodwill is no longer amortized. The allocation of the excess purchase price to goodwill may be revised when the Company receives the independent valuations in regards to the acquisitions (Damianex S.A. and AGIS S.A.) of the tangible and intangible business assets acquired and upon completion of the escrow period for the Damianex S.A. acquisition and final determination of the purchase price for AGIS for the effects of old accounts receivable. CEDC does not expect material adjustments from the completion of this process.


D.  FINANCING OF ACQUISITIONS

    The Company secured additional long-term borrowings of approximately $4,300,000 to finance the acquisitions. The interest rate on the additional borrowings is LIBOR plus 2%. The average LIBOR plus 2% rate for 2001 and for the three month period ended March 31, 2002 was approximately 4.25%. The Company allocated $1,800,000 and $2,500,000 of additional borrowing for the purchases of AGIS S.A. and Damianex S.A., respectively. The additional interest expense for AGIS S.A. in regards to the pro forma condensed combined income statement information is approximately $77,000 and $19,000 for the year end December 31, 2001 and for the three month period ended March 31, 2002. The additional interest expense for Damianex S.A. in regards to the pro forma condensed combined income statement information is approximately $106,000 and $30,000 for the year ended December 31, 2001 and for the three month period ended March 31, 2002.

                    Central European Distribution Corporation
    Notes to the Unaudited Pro Forma Condensed Combined Financial Information
               (Amounts in columns expressed in thousands of USD)

    The loan is repayable in quarterly installments commencing during the second quarter of 2003.

    On March 28, 2002, CEDC finalized the private placement of 800,000 shares of the Company's common stock. The Company received approximate net proceeds of $7,543,000 from this private placement, of which $7,543,000 was used as follows:

    Acquisition of Damaniex S.A.                                        $ 4,638

    Acquisition of AGIS S.A.                                              2,768

    Other                                                                   137
                                                               -----------------
                                                                        $ 7,543
                                                               =================

    For convenience, the pro forma adjustments in regards to the common stock par value of $8,000 and other costs of $137,000 related to the private placement offering have been included in the pro forma column for the Damianex acquisition.


E.  ELIMINATION OF ACQUIRED COMPANIES SHAREHOLDERS' EQUITY ACCOUNTS

                                                   AGIS S.A.      Damianex S.A.
                                              March 31, 2002     March 31, 2002
                                            -----------------  -----------------
    Common Stock                                     $   229            $ 1,739
    Retained earnings                                  1,807              1,992
    Accumulated other comprehensive loss,
    (net of tax)                                        (102)               (32)
                                            -----------------  -----------------
                                                     $ 1,934            $ 3,699
                                            =================  =================


F.  PROFORMA EXPENSE ADJUSTMENTS

    (1). CEDC did not acquire any of the AGIS buildings. As a result CEDC entered into lease agreements with the former shareholders of AGIS to lease the buildings for an unspecified period. This pro forma entry reflects the elimination with respect to the depreciation of the buildings and the addition of rent expense on the lease referred to above. Depreciation in the amount of $16,000 and $6,000 has been reduced for the year ended December 31, 2001 and the three month period ended March 31, 2002 respectively. Rent expense of $216,000 and $54,000 has been recognized for the year ended December 31, 2001 and for the three month period ended March 31, 2002, respectively.

    Additionally, the $150,000 profit made on the sale of the real estate prior to acquisition has been eliminated as it is a direct consequence of the acquisition. An adjustment of $42,000 regarding the associated tax charge has also been made.

    Additionally, real estate taxes and maintenance costs applicable to the buildings were eliminated, the expenses eliminated were $ 41,000 and $ 15,000 for the year ended December 31, 2001 and three month period ended March 31, 2002, respectively.

                    Central European Distribution Corporation
    Notes to the Unaudited Pro Forma Condensed Combined Financial Information
                Amounts in columns expressed in thousands of USD


    (2). Damianex S.A. - The increase in the fair market values of the acquired buildings subsequently increased the depreciation expense for the year ended 2001 and for the three month period ended March 31, 2002. The depreciation expense was calculated based on the estimated average remaining life of buildings (approximately 20 years) which is approximately 5%. The additional depreciation expense for the year ended December 31, 2001 and for the three month period ended March 31, 2002 is approximately $10,000 and $2,000.

G.  PRO FORMA INCOME TAX ADJUSTMENTS

                                                                        AGIS S.A.               Damianex S.A.
                                                                    Three month period       Three month period
                                                                   ended March 31, 2002     ended March 31, 2002
    Interest expense                                                               $ 19                     $ 30
    Rent expense                                                                     54                        -
    Real estate tax and repairs and maintenance                                     (15)                       -
    Deferred profit on sale of real estate                                          150
    Depreciation                                                                     (6)                       2
                                                                  ----------------------   ----------------------
    Additional tax deductible expenditures                                          202                       32
    Tax rate for period                                                              28%                      28%
                                                                  ----------------------   ----------------------
    Total pro forma tax expense                                                    $ 57                     $  9
                                                                  ======================   ======================

                    Central European Distribution Corporation
   Notes to the Unaudited Pro Forma Condensed Combined Financial Information
    Amounts in columns expressed in thousands of USD (except per share data)

                                                                        AGIS S.A.                 Damianex S.A.
                                                                 Year ended December 31,       Year ended December
                                                                           2001                     31, 2001
    Interest expense                                                              $  77                      $ 106
    Rent expense                                                                    216                          -
    Real estate tax and repairs and maintenance                                     (41)                         -
    Depreciation                                                                    (16)                        10
                                                                 -----------------------   ------------------------
    Additional tax deductible expenditures                                          236                        116
    Tax rate for period                                                              28%                        28%
                                                                 -----------------------   ------------------------
    Total pro forma tax expense                                                   $  66                      $  33
                                                                 =======================   ========================

    Goodwill is not tax deductible.

H.  PERSONNEL REDUCTIONS

    CEDC's management does not presently anticipate any significant personnel reductions as a result of the acquisitions.

I.  PRO FORMA NET INCOME PER SHARE INFORMATION

    Pro forma net income per share information considers the effects of shares issued in connection with the transaction as though they were outstanding during the periods presented. The shares used for these calculations were as follows:

                                                                              Periods ended
                                                                              -------------
                                                             Year end                      Three month period ended
                                                         December 31, 2001                      March 31, 2002
                                                   ------------------------------        ------------------------------
                                                       Historical      Pro forma           Historical         Pro forma
                                                       ----------      ---------           ----------         ---------

    Basic                                                   4,359         *5,332                4,508            *5,481

    Dilutive                                                4,447        **5,420                4,845          ***5,818


* Includes the following:
                              800,000 common shares issued in regards to the private placement offering
                              172,676 common shares issued in regards to the Agis Acquisition

** The pro forma diluted earnings per share are calculated using the pro forma shares indicated above. The pro forma diluted earnings per share calculation does not include the 161,380 incremental shares as a result of applying the reverse treasury stock method to the 152,996 common shares with attached put options issued in connection with the Damianex acquisition. The result of this is anti-dilutive.

                   Central European Distribution Corporation
    Notes to the Unaudited Pro Forma Condensed Combined Financial Information Amounts in columns expressed in thousands of USD (except per share data)

***The 152,996 common shares as indicated above are anti-dilutive for the three-month period ended March 31, 2002.

As discussed in Note B2, the discount of the fair value of the put options in regards to the 152,996 shares issued for the purchase of Damianex will be accreted over the 12 months by a charge to retained earnings (reduction of earnings available to common stockholders when calculating earnings per share). For purposes of the calculation of pro forma basic earnings per share for the year ended December 31, 2001, net income disclosed in the pro forma condensed combined income statement has been reduced by full accretion of the discount of $202,000, resulting in earnings available to common stockholders of $4,779,000. For purposes of the calculation of pro forma basic earnings per share for the three month period ended March 31, 2002, net income disclosed in the pro forma condensed combined income statement has been reduced by three month accretion of the discount of $50,000, resulting in earnings available to common stockholders of $856,000. This amount is divided by the pro forma basic and diluted shares shown above to arrive at pro forma earnings per share for the year ended December 31, 2001 and for the three month period ended March 31, 2002.